Exhibit 99.4

Corporate Communications

CNH Industrial announces completion of Kongskilde Agriculture acquisition

London, January 31, 2017

CNH Industrial N.V. (NYSE: CNHI / MI: CNHI) announced today that the Company has completed its acquisition of the agricultural Grass and Soil business of Kongskilde Industries, previously part of the Danish Group Dansk Landbrugs Grovvareselskab (DLG A.m.b.A.). The acquisition agreement was previously announced by the two parties on October 31, 2016.

Effective February 1, 2017 CNH Industrial will take over DLG A.m.b.A’s business unit that develops, manufactures and sells solutions for agricultural applications for Tillage, Seeding and Hay & Forage under various brands, including Kongskilde, Överum, Howard and JF.

As a result, New Holland Agriculture, one of the Company’s global agricultural machinery brands, will gain a significant extension to its product portfolio offering, while the Kongskilde brand, sales organizations, dealers and importers will continue to be developed and serviced.

CNH Industrial N.V. (NYSE: CNHI /MI: CNHI) is a global leader in the capital goods sector with established industrial experience, a wide range of products and a worldwide presence. Each of the individual brands belonging to the Company is a major international force in its specific industrial sector: Case IH, New Holland Agriculture and Steyr for tractors and agricultural machinery; Case and New Holland Construction for earth moving equipment; Iveco for commercial vehicles; Iveco Bus and Heuliez Bus for buses and coaches; Iveco Astra for quarry and construction vehicles; Magirus for firefighting vehicles; Iveco Defence Vehicles for defence and civil protection; and FPT Industrial for engines and transmissions. More information can be found on the corporate website: www.cnhindustrial.com

Media contacts:

Richard Gadeselli	Laura Overall

Corporate Communications - Global	Corporate Communications Manager

CNH Industrial	CNH Industrial

Tel: +44 (0)2077 660 346	Tel. +44 (0)2077 660 338

Email: mediarelations@cnhind.com

CNH Industrial N.V.

Corporate Office:

25 St James’s Street

London, SW1A 1HA

United Kingdom